Exhibit 99.1

PRESS RELEASE

TRIPLE P APPOINTED WILLEM JAN SCHOLTEN AS DIRECTOR OF SALES

March 25, 2004, Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP) appointed Willem Jan Scholten as Director of Sales.

For the last seven years, Willem Jan Scholten served as General Manager at Business Objects B.V.. Under his direction, Business Objects B.V. became a market leader in the area of complete business intelligence solutions.

Previously, Willem Jan Scholten worked for Digital Equipment B.V. where he held various sales and salesmanagement positions.

“With the appointment of Willem Jan Scholten as Director of Sales, we strengthened the Company’s sales team to further empower our intended growth strategy and allow us to further improve our market position” said CEO, Mr. Crijns.

In the summer of 2003, Triple P started implementing a new strategy to grow its ICT-services business with higher added value.

“Triple P is a Company with a clear future vision that has long lasting relationships with many of its clients.  In particular, in the mid-market, our reputation as a reliable partner for the operational management of ICT-infrastructures gives us a competitive edge.  Furthermore, the delivery of ICT-infrastructure systems and related services, such as implementation and maintenance services, is an important part of our business that we want to further expand”  said Willem Jan Scholten.

About Triple P	Contact

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations.  Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Triple P NV
P.O. Box 245
4130 EE Vianen
The Netherlands

Tel: +31 347 353650
Fax: +31 347 353666

info@triple-p.nl
www.triple-p.nl